November 27, 2009

Mr. Mark P. Shuman, Branch Chief — Legal	Via EDGAR and
Mr. Matthew Crispino	Federal Express
Mr. Morgan Youngwood
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop: 4561
Washington, D.C. 20549
Re: Vuzix Corporation Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-160417)
Gentlemen:
     On behalf of Vuzix Corporation (the “Registrant”), attached for your review is a copy of Amendment No. 5 (the “Amendment”) to Registration Statement on Form S-1, File No. 333-160417 (as previously amended, the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof via EDGAR and marked to show changes from the Registration Statement filed with the Commission on November 10, 2009.
     The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated November 24, 2009, with respect to the Registration Statement (the “Comments”) and our telephone conferences with the Staff since November 10, 2009 and to include the Registrant’s financial statements for the three and nine months ended September 30, 2009. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers in the Amendment.
General
1. Please file the subscription agreement for U.S. investors as an exhibit to your next amended registration statement.

Mark P. Shuman, Branch Chief — Legal
Mr. Matthew Crispino
Mr. Morgan Youngblood
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 27, 2009

     The Registrant does not intend to enter into a subscription agreement with US investors. The Registrant’s US offering agents will solicit orders for the units from their retail customers. When the initial public offering price has been determined, the US offering agents will confirm each customer’s order and debit each customer’s brokerage account by the amount of the purchase price for the ordered units. In compliance with Rule 10b-9 and Rule 15c2-4 of the Exchange Act, all funds received by the US offering agents in payment for the units shall be forwarded to the escrow agent, by no later than noon (Eastern time) the next business day after receipt, to be deposited into the US escrow account.
Exhibit A
2. Section 3.2 of the Escrow Agreement appears to require U.S. subscribers to pay for the Units in the form of wire transfer. Please clarify in the Escrow Agreement and the prospectus summary how U.S. subscribers can pay for the Units. Please indicate if they may pay by check or only through wire transfer. Please include the wire transfer instructions in the prospectus summary. Also, please disclose if U.S. subscribers will be required to pay wire transfer fees and consider your disclosure that all subscriptions will be returned without the deduction of any fees or expenses if the minimum proceeds are not achieved.
     Section 3.2 of the escrow agreement was not intended to specify any method of payment by US subscribers and has been revised to clarify that only the US offering agents will deposit funds in the US escrow account. Please see Exhibit 10.21 to the Amendment. Accordingly, the Registrant does not believe that the escrow agent’s wire transfer instructions are material to US subscribers and so the prospectus summary has not been revised to include those wire transfer instructions. As explained in the response to Comment 1 above, US subscribers will pay the purchase price for their units by having their brokerage accounts with the US offering agents debited after the initial public offering price for the units has been determined and their orders have been confirmed by the US offering agents.
     In the event that the minimum gross proceeds from the offering are not achieved, the escrow agent will return the purchase price to each US subscriber by check at the address set forth in the subscription information to be provided by each US offering agent to the escrow agent in accordance with the escrow agreement. Accordingly, US subscribers will not be required to pay any wire transfer fees. The Registrant does not believe that the fact that US subscribers will not be required to pay wire transfer fees is material to investors and the prospectus summary has not been revised to include any such disclosure.
3. Section 3.2 of the Escrow Agreement appears to require U.S. subscribers to wire their payments directly to the U.S. Escrow Account. Section 3.3, however, indicates that an Offering Agent or the Issuer can make deposits into the U.S. Escrow Account. Please clarify in the prospectus summary and the Escrow Agreement that U.S. subscribers will make their payments directly to the Escrow Account. If you propose that funds could be provided by subscribers to an Offering Agent or the Issuer, please evaluate how your proposed handling of subscription funds would conform to Rules 10b-9 and 15c2-4.
     As explained in the response to Comment 2 above, Section 3.2 of the escrow agreement was not intended to specify any method of payment by US subscribers and has been revised to clarify that only the US offering agents will deposit funds in the US escrow account. Please see Exhibit 10.21 to the Amendment.
     In compliance with Rule 10b-9 and Rule 15c2-4 of the Exchange Act, all funds received by the US offering agents in payment for the units shall be forwarded to the escrow agent, by no later than noon (Eastern time) the next business day after receipt, to be deposited into the US escrow account.

Mark P. Shuman, Branch Chief — Legal
Mr. Matthew Crispino
Mr. Morgan Youngblood
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 27, 2009

4. Section 4 of the Escrow Agreement indicates that the determination as to whether the minimum gross proceeds of the offering have been raised shall be based on the Subscription Information submitted to the Escrow Agent. However, the Escrow Agent must make such determination based on the actual amount of funds deposited in the Escrow Accounts that have cleared the banking system, not on the Subscription Information provided by the Offering Agents or the Issuer. Please revise the prospectus summary and Escrow Agreement accordingly.
     The requested revisions have been made. Please see the prospectus summary in the Amendment and Exhibit 10.21 attached thereto.
5. Both Section 3.7 of the Escrow Agreement and the cover page of the prospectus indicate that all funds received in payments for u nits sold will be deposited in non-interest bearing escrow accounts. However, Section 4.1 of the Escrow Agreement states that if the minimum gross proceeds are not raised, the Escrow Agent will refund to the prospective purchasers the payments they have made and “any investment income received thereon.” Please advise.
     The escrow accounts will be non-interest bearing. The references to investment income in Sections 3.5 and 4.1 of the escrow agreement have been deleted. Please see Exhibit 10.21 attached to the Amendment.
6. Section 6.1 of the Escrow Agreement appears to permit the Escrow Agent to withhold certain amounts, including expenses, from the Escrow Accounts in connection with the termination of its obligations under the Escrow Agreement. Please explain how this provision is consistent with Rules 10b-9 and 15c2-4 and the statement on the prospectus cover page that if the minimum gross proceeds of the offering are not raised, all funds will be returned to investors without the deduction of fees.
     Section 6.1 of the escrow agreement has been revised to clarify that the escrow agent may not withhold any amount from the escrow accounts. Please see Exhibit 10.21 attached to the Amendment.
Exhibit B
Cover Page
7. We note the statement that the TSX Venture Exchange (“TSX-V”) has conditionally approved the listing of the company’s common stock and warrants. Please tell us what conditions remain to be satisfied for your common stock and warrants to be listed on the TSX-V. If there is a significant risk that these remaining conditions may not be satisfied, you should expand the risk factor on page 20 to identify the outstanding conditions and include a cross reference to the risk factor on the cover page.

Mark P. Shuman, Branch Chief — Legal
Mr. Matthew Crispino
Mr. Morgan Youngblood
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 27, 2009

     The remaining conditions to be satisfied for the Registrant’s common stock and warrants to be listed on the TSX-V are:
     (i)   delivery to the TSX-V of copies of all further correspondence between the Registrant and the Ontario Securities Commission or the Commission;
     (ii)   delivery to the TSX-V of a copy of the Registrant’s final Canadian prospectus and any amendments;
     (iii)   the Registration Statement shall have been declared effective by the Commission and final receipt of the Canadian prospectus by all applicable Canadian securities regulators;
     (iv)   closing of the offering that results in minimum gross proceeds to the Registrant of Cdn$6.0 million;
     (v)   satisfactory completion of the TSX-V’s background searches on the Registrant’s directors and officers;
     (vi)   delivery to the TSX-V of an executed Distribution Summary Statement on TSX Venture Exchange Form 2E prepared by the offering agents and the offering agents must also advise the TSX-V of the extent of any over-subscription at the time of closing;
     (vii)   delivery to the TSX-V of a notarially certified copy of the escrow agreement;
     (viii)   after the pricing of offering has been determined, delivery to the TSX-V of a full analysis of the seed share resale restriction requirement (“SSRR”) pursuant to TSX Venture Exchange Policy 5.4 and confirmation that the Registrant has applied and enforced the SSRR;
     (ix)   delivery to the TSX-V of copies of all material contracts the Registrant is a party to that have not previously provided to the TSX-V;
     (x)   all remaining applicable documentation under Section 3 of TSX Venture Exchange Policy 2.3 (a copy of which is attached hereto as Exhibit A for your reference); and
     (xi)   payment by the Registrant of the outstanding balance of the TSX-V filing fee (Cdn$34,500).
     Of these conditions, only two remain subject to significant risk of not being satisfied. One is that the warrants be distributed to at least 100 public security holders. That condition was already generally disclosed in the risk factor on page 20 of the Registration Statement but that risk factor has been revised to include the specific minimum number of public security holders required. Please see the risk factor on page 20 of the Amendment. The other is that the offering results in gross proceeds to the Registrant of at least Cdn$6.0 million. Because the offering will not close if that condition is not satisfied, the Registrant does not believe that disclosure of that condition is material to investors and so the risk factor on page 20 has not been expanded.
     Please note that the Registrant’s Canadian counsel advises that the listing conditions remaining to be satisfied by the Registrant are the TSX-V’s standard listing conditions.
8. Please remove from the third paragraph the estimates of the U.S. dollar equivalents of the offering proceeds. You may continue to provide an estimate of the U.S. dollar equivalent of the minimum gross proceeds in the underwriting section of the prospectus, but you should identify the exchange rate used in calculating the estimate and explain that the actual U.S. dollar equivalent may vary significantly from the estimate at the time the minimum offering condition is met.
     The requested revisions have been made. Please see the prospectus cover page and underwriting section of the Amendment.
9. Please remove the last paragraph on the cover page as this information does not appear to be material to investors in a best efforts offering.
     The requested deletion has been made. Please see the prospectus cover page of the Amendment.
Underwriting
10. We note the statement that the warrant indenture will contain provisions designed to protect warrant holders against dilution “upon the happening of certain events.” In your disclosure, please concisely describe the events that will trigger these dilution protections.
     The requested revision has been made. Please see the underwriting section of the Amendment.

Mark P. Shuman, Branch Chief — Legal
Mr. Matthew Crispino
Mr. Morgan Youngblood
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 27, 2009

     Please do not hesitate to call me at (585) 238-3576, or my colleague, Lawrence A. Kallaur, at (585) 238-3530, if you have any questions or would like any additional information regarding this matter.

Very truly yours,
/s/ Robert F. Mechur

Robert F. Mechur

cc:	Messrs. Paul J. Travers Grant Russell

Exhibit A
TSX Venture Exchange Policy 2.3

3.	Final Filing Requirements
General
3.1	The Exchange must receive the following final documentation prior to providing final Exchange acceptance of the listing:(a) an executed Listing Agreement (Form 2D) filed in paper form;
(a)	if applicable, an executed copy of the final Sponsor Report (see Policy 2.2 — Sponsorship Requirements);
(b)	a letter from the transfer agent confirming that the security certificate complies with Exchange Requirements. In the case of a generic certificate the letter must confirm that the generic certificate complies with the requirements of the Security Transfer Association of Canada. (See Policy 3.1 Directors, Officers, Other Insiders & Personnel and Corporate Governance for details about Exchange requirements for security certificates);
(c)	an unqualified letter from CDS confirming the CUSIP or ISIN number(s) assigned to the securities;
(d)	a letter from the Issuer’s transfer agent and registrar confirming that it has been appointed as transfer agent and registrar for the Issuer. The transfer agent must also undertake to provide the Exchange with a copy of each treasury order of the Issuer within five business days after any issuance of Listed Shares;
(e)	if applicable, a consent letter from each auditor, accountant, engineer, appraiser, lawyer or other person or party (an “Expert”) whose report, appraisal, opinion or statement (a “Report”) is disclosed or summarized or incorporated by reference into the Listing Application or supporting documents, which states that the Expert has read the Listing Application and confirms that there are no misrepresentations contained in the Listing Application which are derived from the Expert’s Report or of which the Expert is otherwise aware as a result of the review conducted in connection with the preparation of such Report;
(f)	a legal opinion which states that the Issuer is in good standing under or not in default of applicable corporate law, and is a reporting issuer in good standing and not in default in each jurisdiction in which it is a reporting issuer;
(g)	the balance of the applicable listing fee as set out in Policy 1.3 — Schedule of Fees; and
(h)	any other documentation that may be requested by the Exchange.

Listing by Prospectus
3.2	In addition to the documents required in section 3.1, if the Application for Listing is made concurrently with a Prospectus offering, the Exchange must also receive a Distribution Summary Statement (Form 2E) prepared by a Member firm acting as, or on behalf of, the Issuer’s Agent prior to providing final Exchange acceptance of the listing.
Listing by Listing Application
3.3	In addition to the documents required in section 3.1, if the Application for Listing is not made concurrently with Prospectus offering, the Exchange must also receive one originally executed copy of the final Listing Application (Form 2B) dated within three business days of the date it is submitted to the Exchange prior to providing final Exchange acceptance of the listing.

The final version of the Listing Application must also be filed with the Exchange via SEDAR using the filing type “Filing Statement” under the continuous disclosure category for Exchange filings until an applicable filing type is specifically created for this document in the continuous disclosure category.
Listed Warrants
3.4	In addition to the applicable documents required above, if the Application for Listing is for listed Warrants, the Exchange must also receive the following final documentation prior to providing final Exchange acceptance of the listing:
(a)	a letter from the Issuer’s transfer agent or underwriter certifying that at a recent date that at least 100 public securityholders hold at least 100 Warrants with a total public float of at least 200,000 Warrants;
(b)	a letter from the transfer agent confirming that the Warrant certificate complies with Exchange Requirements. In the case of a generic certificate, the letter must confirm that the generic certificate complies with the requirements of the Security Transfer Association of Canada (see Policy 3.1 — Directors, Officers, Other Insiders & Personnel and Corporate Governance for details about Exchange requirements for security certificates); and
(c)	an unqualified letter from CDS confirming the CUSIP or ISIN number(s) assigned to the securities.

Additional Documentation for Non British Columbia or Alberta Offerings
3.5	If a Prospectus is not filed in British Columbia or Alberta in connection with an Application for Listing, the Issuer must file in paper format, within 7 days of conditional listing acceptance by the Exchange:
(a)	a notice to the ASC and BCSC containing the following information:
(i)	Issuer name;
(i)	year end;
(ii)	head and registered office addresses;

(iv)	telephone and facsimile numbers;
(iii)	contact person;
(iv)	name changes/name history;
(v)	jurisdiction of incorporation, and
(vi)	information as to other jurisdictions in which the Issuer has reporting issuer status.
(b)	copies to the BCSC of each Personal Information Form (Form 2A) which has been filed with the Exchange in connection with the Application for Listing.